20549-4561

April 5, 2006

Thomas E. Stepp, Jr.
Stepp Law Group
32 Executive Park, Suite 105
Irvine, California 92614-6742

Re: Britton International Inc.
Registration Statement on Form SB-2, amendment number 1
Filed March 17, 2006
File No. 333-131348

Dear Mr. Stepp:

We have examined your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please revise the cover to provide the SEC legend in bold face type.

2. We note that while Britton Jewellery Inc. controls 13.5% of the company's shares and is identified as an affiliate, Mr. Oscilowicz controls 67.8% of the shares but is not identified as an affiliate. Please advise us as to the basis for your conclusion that Mr. Oscilowicz is not an affiliate, given that he is the largest shareholder and the chief executive.

The Company, page 1

3.   As correct, please revise the first paragraph to clarify the lack of management and corporate linkage between Britton International and Britton Jewellry Inc. and that Britton International is under no contractual obligation to supply the company. We note that you say here that you operate on a month to month "arrangement," but later you say you have no contracts with them. Please reconcile this disclosure.

4.   Please briefly describe what you offer on your website and the significance of each category to actual sales volume, either as a percentage of gross sales or otherwise. We note in this regard the significant decline in January 31, 2006 sales that you say was due to a decline in the sale of watches.

Risk Factors, Page 3

5.   In the carry over risk factor on page 6 to 7 and in the third risk factor on page 10 you state that you cannot offer "any assurance" or "no assurance" that a given risk will occur. The risk factor itself is the occurrence of the stated risk, not whether you can offer assurance. Remove this language and any similar attempts to disclaim the risk. If you are not able to evaluate the likelihood of a given risk occurring, you must make that clear from the context of the risk factor.

Our stock price will fluctuate after this offering…, page 3

6.   While we note that you have deleted a few risk factors, you have also added some and increased the length of others. As a result your risk factor section remains very long and dense. Please revise it to focus on the most important risks that your company faces and limit the discussion you give to each. Typically a risk factor is two or three sentences of factual information followed by a description of the particular uncertainty faced by the company. For example, this risk factor seems to be a laundry list of possible problems.

- The last two bullet items are true for any company. Please avoid this type of risk factor.
- The third and fifth bullets are already discussed in separate risk factors. Please avoid duplication.
- The last paragraph may warrant a separate risk factor, but you will need to explain why this is a particular risk for your company.
- Only the second and fourth bullets seem to relate to the heading. Please consider focusing on these two uncertainties.

<u>We rely exclusively on the sale of diamonds and fine jewelry, page 6</u>

7.   We note your response to our prior comment on this risk factor. This remains a very general discussion that describes no specific risk. Please avoid this type of risk factor. If retained, state the uncertainty in a concise manner and clarify that at this time you are not aware of any particular related risk to the company. Please also note for the last two risk factors on page 7, the last two on page 9 and the second and third on page 10.

<u>Because e-commerce transactions are subject to…, page 8</u>

8.   This risk factor seems to be faced by almost any company. The description is also long and dense. Please avoid this type of risk factor. While you have made it even longer, you do not seem to describe a material risk to the company. In fact, you begin the new text by addressing why this uncertainty is not a problem. Please revise so that your reader can better focus on what you are trying to describe. Please also note for the only complete risk factor on page 11 and the risk factor bridging pages 11 and 12.

<u>Because most jewelry purchases are discretionary…, page 10</u>

9.   This seems to be essentially the same risk as described in the last risk factor on page 6. Avoid duplication. Please consider deleting this matter.

<u>Director, Executive Officer, Promoters and Control Persons, page 19</u>

10.   Disclose the business nature of Ravnhouse LLP. And, as material, consider disclosing how Mr. Oscilowicz divides the rest of his time between Ravnhouse and B.O.S.S.

<u>Description of Securities, page 21</u>

11.   The statement that the common stock are fully paid and non assessable are legal conclusions that must be supported by the opinion of competent counsel. If management is relying upon the opinion by the Stepp Law Group, revise to clarify. Also, the law firm must consent to the use of their opinion in the registration statement as required by Rule 436.

<u>Business and Marketing Strategies, page 23</u>

12.   On page 24 you state that you believe that your suppliers will not open competing online businesses. Please revise to state the basis for that belief.

Marketing and Promotion Strategy, page 25

13.   Please disclose whether you believe these funding levels are adequate to achieve
profitable operations. If not, disclose the level of marketing that you feel is required and
describe your funding source or lack of funding source.

Management's Discussion and Analysis, page 30

14.   In the summary financial data that you supply regarding the most recently completed
quarter, your net-losses exploded, even while your gross margin appeared to remain
largely unchanged. Revise this section to discuss, in detail, the reasons for your increase
in losses in that quarter and the non-operating charges that lead to the loss. Also,
consider discussing any impacts of the losses and the factors leading to the losses on your
liquidity.

Exhibit 5.1, Opinion of Stepp Law Group…

15.   We note the consent included in this exhibit item. Please have Stepp Law Group revise
the consent to specifically include being named and to the discussion of the legality
opinion in the prospectus.

* * * * *

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of your amendments to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Michael Volley, at 202-551-3437 or Paul Cline, Senior Accountant, at 202-551- 3851 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421, or to me at 202-551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

By fax: Thomas E. Stepp, Jr.
          Fax number: 949-660-9010